UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report August 17, 2018

Commission File No. 024-10782

Tulsa Real Estate Fund, LLC

Georgia

(State or other jurisdiction of incorporation or organization)

Tulsa Real Estate Fund, LLC

3355 Lenox Road NE, #750

Atlanta, GA 30326

1-844-73-TULSA

info@tulsarealestatefund.com

All correspondence:

Jillian Sidoti, Esq.

TROWBRIDGE SIDOTI

38730 Sky Canyon Drive – Suite A

Murrieta, CA 92563

(323) 799-1342

EMAIL FOR CORRESPONDENCE: jillian@crowdfundinglawyers.net

Item 1. Fundamental Changes

On August 8, 2018, the Company entered into a purchase and sale agreement for the property located at 3015 R. N Martin Street, East Point, Georgia. The Company is intending to purchase the property for $2,100,000, cash offer. The Company made an earnest money deposit of $25,000. Closing is scheduled to be on or before September 21, 2018.

The property includes a 20,949 square foot warehouse building and was built in 1969. It includes 2.6 acres.

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Tulsa Real Estate Fund, LLC

August 17, 2018	By:	/s/ Jay Morrison
Jay Morrison, Manager of Tulsa Founders, LLC Manager

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